SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009 (report no.1).

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Systems Launches Quality Optimization, the Next-Generation Quality Management Solution for Contact Centers, Dated April 20, 2009.

99.2 Press Release: NICE Annual User Conference to Focus on Business Strategies for Driving Value in Contact Centers and Enterprises, Dated April 20, 2009.

99.3 Press Release: NICE Helps its Customers Reduce Costs with Enhanced Virtualization and SIP-Based Capabilities, Dated April 22, 2009.

99.4 Press Release: Major Swiss-Based Multinational Bank Implementing Seven-Digit Deal with Actimize, a NICE Systems Company, for Equities Compliance Surveillance, Dated April 30, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: April 4, 2009

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EXHIBIT INDEX

99.1 Press Release: NICE Systems Launches Quality Optimization, the Next-Generation Quality Management Solution for Contact Centers, Dated April 20, 2009.

99.2 Press Release: NICE Annual User Conference to Focus on Business Strategies for Driving Value in Contact Centers and Enterprises, Dated April 20, 2009.

99.3 Press Release: NICE Helps its Customers Reduce Costs with Enhanced Virtualization and SIP-Based Capabilities, Dated April 22, 2009.

99.4 Press Release: Major Swiss-Based Multinational Bank Implementing Seven-Digit Deal with Actimize, a NICE Systems Company, for Equities Compliance Surveillance, Dated April 30, 2009.

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NICE Systems Launches Quality Optimization, the Next-Generation Quality Management Solution for Contact Centers

Pioneering business driven solution based on NICE`s Interaction Analytics capabilities bridges the gap between quality management processes and business objectives

Ra`anana, Israel, April 20, 2009, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced the launch of its Quality Optimization solution, a next-generation quality management solution for contact centers that is part of NICE SmartCenter. NICE`s pioneering Quality Optimization solution is the first end-to-end quality management (QM) solution on the market to bridge the gap between organizations` existing QM processes and business objectives, such as First Call Resolution (FCR), handle time optimization, churn reduction and increased customer satisfaction. Combining a unique methodological approach with the capabilities of NICE`s proven Interaction Analytics technology, Quality Optimization provides a new approach to business driven QM processes.

Donna Fluss, President of DMG consulting, commented, "Contact center managers are asking for solutions that deliver timely and actionable results. Workforce optimization vendors are listening and taking the lead in responding. NICE has introduced a unique business oriented QM offering, which blends workflow, Key Performance Indicator (KPI) and analytics-enabled capabilities, to give managers the information they need to quickly identify and address problems."

Quality Optimization enables contact centers to leverage the QM workflow in a much more efficient and effective way. Using calls categorized by key business objectives, Quality Optimization automatically identifies changes in business KPI results and alerts supervisors to particularly challenging calls for evaluation, such as calls that require longer handling time, or issues relating to repeat calls. Using root cause analysis, which automatically correlates trends with agent performance, the call center operational teams can then develop targeted performance improvement programs for corrective action for agents, supervisors and other relevant contact center staff. Contact centers can also now deploy NICE`s Quality Optimization solution as an add-on and enjoy a faster and higher return on their existing QM investment.

"We are pleased to announce the launch of the Quality Optimization solution and its role in transforming the QM space from previously employed generic QM processes to a now more robust business driven approach," said Udi Ziv, Chief Product Officer at NICE Systems. "By working with organizations to help them align their QM processes with their business objectives, we are providing them with the solutions they need to automatically determine the root cause of problem calls so they can impact performance improvements and meet critical business goals such as improved customer satisfaction and increased operational efficiency."

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including approximately 80 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

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NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Annual User Conference to Focus on Business Strategies for Driving Value in Contact Centers and Enterprises

Featured speakers include executives from Microsoft, Avaya, Cisco, EMC, AT&T, Computershare, Conseco and Overstock.com

Ra`anana, Israel, April  20, 2009 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced the agenda for Interactions `09, the Annual User Conference, to be held in Dallas, Texas, April 20-23.  This year`s conference will focus on business strategies for driving value in contact centers and enterprises.

Executives from Microsoft, Avaya, Cisco, EMC, AT&T, Computershare, Conseco and Overstock.com are among the featured partner and customer speakers at Interactions `09.

"NICE users leverage the annual conference to share how using NICE`s solutions helps them drive efficiency and improve service, and for the exceptional networking opportunities it presents," said Steve Sullivan, NICE User Group CEO and Vice President of Technology, CIT.  "There is no substitute for the sense of camaraderie and collaboration NICE users share, not just during the conference, but throughout the year."

At Interactions `09, customer case studies and roundtable sessions will demonstrate how NICE SmartCenter can help to improve customer service and retention, agent training, operational efficiency, and an organization`s overall performance. All of the Conference`s breakout sessions, keynotes, and networking events will support the theme of "Up the Downturn - Drive Value Together" providing attendees with the knowledge they need to tap into the value of their contact centers, enabling them to provide first-rate service to customers by doing more with less in a challenging economic environment.

NICE SmartCenter provides a holistic solution for contact centers, addressing the needs of stakeholders in the contact center and the enterprise, and meeting a full spectrum of business issues from strategic to operational. Using the NICE SmartCenter solution organizations are able to gather competitive intelligence, better up-sell and cross-sell, improve first call resolution, adjust business processes, and increase customer retention.  At the event, customers and partners will have the opportunity to share best practices, understand how the NICE SmartCenter advanced applications: workforce management, quality management - including the new Quality Optimization solution, Interaction Analytics, performance management and coaching can help them achieve these goals.

"Now more than ever, organizations are looking for ways to effectively and seamlessly serve their customers with fewer resources while improving operational efficiency, complying with regulations and improving service levels," said Eran Gorev, Chief Business Officer, NICE Systems. "Interactions `09 presents an ideal forum for customers to learn from the experiences of their peers and other high profile contact center experts."

To learn more about the NICE User Group and Interactions `09, visit http://www.nice.com/summit/worldwide2009/.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Media Contact NICE Systems +1 201 964 2682

Virginia Flood virginia.flood@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Helps its Customers Reduce Costs with Enhanced Virtualization and SIP-Based Capabilities

Enables compliance with regulations, while providing lower Total Cost of Ownership

Ra`anana, Israel, April 22, 2009, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced significant new capabilities, which are available in its new NICE Perform release, that is part of NICE SmartCenter. NICE Perform 3.2 includes ground-breaking SIP-based recording and enhanced virtualization capabilities that help customers deal with current economic challenges by reducing the Total Cost of Ownership (TCO) while bolstering system performance, enabling them to remain fully compliant with internal and external regulations through reliable, cost-effective call recording, quality management, including the newly introduced Quality Optimization solution and interaction analytics on a mass scale, when needed.

NICE now offers a robust solution with full support for recording in SIP-based environments, which integrates with leading Session Border Controllers (SBC) vendors. Companies standardizing on SIP across the organization can achieve cost-savings by eliminating redundant network infrastructure and reducing resources through data center consolidation, enabling organizations to reduce call recording costs while increasing call capacity. With the introduction of the enhanced support for server virtualization, NICE helps organizations consolidate and reduce their operational IT and other data center related costs such as; floor space, hardware and maintenance related costs, and overhead and consolidate the number of servers in use.

"NICE`s SIP-based support is a strong step forward in delivering IP-enabled recording to organizations,," said Neil Segall, Vice President, Enterprise, Contact Center & Government Solutions at Acme Packet "We are happy to offer a combined solution with NICE, the market leader, to help our customers lower total cost of ownership and assure best-in-class security and availability."  Acme (NASDAQ: APKT) is a leading network infrastructure vendor, offering SBCs for SIP-based communications.

"Today`s changing economic landscape requires businesses to adopt robust solutions that can help them to reduce their costs, while ensuring they are maximizing the performance of their investments," said Udi Ziv, Chief Product Officer. "This expansion of NICE`s offering for contact centers and enterprises, addresses these issues head on. Organizations that capitalize on these new enhancements will be better equipped to affect cost reduction across their organization and improve the overall efficiency and effectiveness of their business, while complying with regulations."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact NICE Systems +1 877 245 7448

Galit Belkind Galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

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NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Major Swiss-Based Multinational Bank Implementing Seven-Digit Deal with Actimize, a NICE Systems Company, for Equities Compliance Surveillance

Actimize Anti-Money Laundering Client Adds to its Actimize Technology Investment with a New Trading Compliance Platform

NEW YORK - April 30, 2009 - Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that it has signed a seven-digit deal with a major Swiss-based multinational bank to provide a packaged equities trading compliance surveillance solution.

The bank is already using the Actimize platform to monitor for suspicious money movements and comply with regional Anti-Money Laundering (AML) regulations.  Now the bank is expanding its enterprise-wide compliance capabilities with an additional investment in Actimize technology for equities trading oversight.

All Actimize solutions - from AML to Trading Compliance to Fraud Prevention - are built on a common platform, allowing firms to achieve a holistic view of enterprise risk.  As a result, firms can reduce overall costs of data infrastructure, deployment, maintenance, training and support when deploying additional Actimize solutions.

"Today`s economic environment is contributing to two important trends in the compliance arena - continued investments in enterprise surveillance programs and streamlining operations and oversight functions, all while looking to reduce costs," says Amir Orad, EVP and CMO of Actimize. "Firms around the globe are looking to simplify infrastructure and reduce the number of technologies and vendors with whom they deal.  In addition to improved efficiencies and reduced transactional risks, this Swiss-based multinational client will be able to save considerable resources and shorten time-to-implementation by deploying an off-the-shelf, industry leading solution leveraging the same Actimize platform and IT related resources they already have in place."

In production at many of the world`s top broker dealers and banks, the Actimize equities compliance surveillance solution fulfills a full range of compliance supervision and surveillance requirements for trading securities. The solution combines out-of-the-box detection and investigation capabilities with close to a hundred models and rules for detecting potential market manipulation and fair dealing with customers. The solution`s built-in robust desk supervision, reporting and oversight capabilities ensure that firms have adequate controls in place to monitor for potential trading abuses, and are able to document and demonstrate an adequate system of supervision to detect and prevent illicit trading behavior.

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance.  Actimize technology processes billions of transactions a day for many of the world`s top banks and brokerages.  Actimize, a NICE Systems company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies.  More information is available at www.nice.com.

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